UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-36206

BIT Mining Limited

428 South Seiberling Street

Akron, Ohio 44306

United States of America

+1 (346) 204-8537

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

BIT Mining Limited Files Prospectus Supplement for At-The-Market Offering of American Depositary Shares

On November 6, 2024, BIT Mining Limited (the “Company”) entered into an At The Market Offering Agreement (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Manager”), as sales agent. Pursuant to the Sales Agreement, the Company has filed a prospectus supplement dated November 6, 2024 (the “Prospectus Supplement”) to its registration statement on Form F-3 (File No. 333-258329), as amended, relating to the offer and sale of the ADSs, pursuant to which the Company may offer and sell from time to time an aggregate offering price of up to approximately US$9.6 million of its American depositary shares (the “ADSs”), each representing 100 Class A ordinary shares, par value US$0.00005 per share, during the term of the Sales Agreement through or to the Manager as sales agent or principal.

Under the Sales Agreement, the Manager may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, including, without limitation, sales made directly on or through the New York Stock Exchange or any other existing trading market in the United States for ADSs representing the Company’s Class A ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to the Manager as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law. Under the Sales Agreement, the Manager is not required to sell any specific number or dollar amount of the ADSs, but will act as the Company’s sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, and will sell the ADSs from time to time, if any, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose), in each case, on the terms and subject to the conditions stated in the Sales Agreement. The Company has agreed to pay the Manager a cash commission equal to 3.0% of the gross proceeds from the sales of ADSs pursuant to the Sales Agreement and has agreed to provide the Manager with customary indemnification and contribution rights. The Company has also agreed to reimburse the Manager for certain specified expenses.

If the Company chooses to sell ADSs under the Sales Agreement during its term, the Company intends to use the net proceeds from the offering to invest in mining machines, build new data centers, expand our business operation, explore new business opportunities, and improve working capital position.

The Sales Agreement may be terminated by either party providing notice, subject to the limitations set forth in the Sales Agreement.

The offering and sale of the ADSs will be made pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-258329), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2021 and declared effective on May 17, 2022. The Registration Statement on Form F-3, as amended, including the accompanying base prospectus, and the Prospectus Supplement, are available at the SEC’s website at: https://www.sec.gov, and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached hereto as exhibit 10.1 and is incorporated herein by reference.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any ADSs under the Sale Agreement, nor shall there be any sale of such ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

EXPLANATORY NOTE

This report on Form 6-K, including the documents attached as Exhibits 5.1, 10.1 and 99.1 to this report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-258329), as amended, initially filed with the SEC on July 30, 2021 and declared effective by the SEC on May 17, 2022, and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding the risks, uncertainties or factors is included in the Company’s filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

TABLE OF CONTENTS

EX-5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of Class A ordinary shares of the Company

EX-10.1	At The Market Offering Agreement

EX-99.1	Consent of JunZeJun Law Offices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT MINING LIMITED

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: November 6, 2024